
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

April 28, 2011

Michael Celano
Chief Financial Officer
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, PA 19341

> **Re:** **Kensey Nash Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 10, 2010**
> **Form 8-K filed February 3, 2011**
> **File No. 001-34388**

Dear Mr. Celano:

We have reviewed your response letter dated April 15, 2011, and your subsequent filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed February 3, 2011

1.   Please refer to prior comment 1. We note your response to our comment which details the disclosure you intend to provide in your Management's Discussion and Analysis. However, please expand the proposed to disclosure to include the following and provide us a copy of the revised proposed disclosure:

- The values assigned to IPR&D by technology/project;
- The risks and uncertainties associated with completing development within a reasonable period of time;
- The risks involved if the IPR&D is not completed on a timely basis.

Michael Celano
Kensey Nash Corporation
April 28, 2011
Page 2

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant